1.	Branzan Alternative Investment Fund LLLP 75-2977465
2.
3.
4. 	Cash on Hand
5.
6.	Colorado
7.	1,637
8.
9.	1,637
10.
11.	1,637
12.
13.	14.88
14.	PN